SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For 29 November 2010

The Governor and Company of the
Bank of Ireland
Head Office
40 Mespil Road
Dublin 4
Ireland

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

 Form 20-F         X           Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

 Yes                        No         X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

The Governor and Company of the Bank of Ireland (The Bank of Ireland)
Statement on Capital Requirements
29 November 2010

Bank of Ireland ("the Bank") notes the announcement by the Central Bank of Ireland on 28 November 2010 that, having considered the additional capital required to reach new capital targets, the Bank requires an additional €2.199 billion of capital to be generated by 28 February 2011.

The Bank intends to seek to generate the required capital through a combination of internal capital management initiatives, support from existing shareholders and other capital markets sources.

The Irish Government will subscribe for the incremental capital, should the Bank not be in a position to raise sufficient capital within the proposed timeframe.

On the basis that all of the required incremental capital is equity and taking account of the guidance provided at the Bank's Interim Management Statement on 12 November 2010, the estimated pro forma Equity Tier 1 and Core Tier 1 ratios as at 31 December 2010 are circa 10% and circa 12.5% respectively.

Ends.

For further information please contact:

John O'Donovan	Andrew Keating	Tony Joyce	Dan Loughrey
Group Chief Financial Officer	Director of Group Finance	Head of Group Investor Relations	Head of Group Corporate Communications
Tel: +353 76 623 4703	Tel: + 353 1 637 8141	Tel: + 353 76 623 4729	Tel: + 353 76 623 4770

Forward Looking Statement
This document contains certain forward looking statements within the meaning of Section 21E of the US Securities Exchange Act of 1934 and Section 27A of the US Securities Act of 1933 with respect to certain of the Bank of Ireland Group's (the Group) plans and its current goals and expectations relating to its future financial condition and performance and the markets in which it operates. These forward looking statements can be identified by the fact that they do not relate only to historical or current facts. Forward looking statements sometimes use words such as 'aim', 'anticipate', 'target', 'expect', 'estimate', 'intend', 'plan', 'goal', 'believe', or other words of similar meaning. Examples of forward looking statements include among others, statements regarding the Group's future financial position, future income, business strategy, projected costs, projected impairment losses, estimated discounts upon transfers of assets to NAMA, capital ratios, margins, future payment of dividends, the outcome of the current review of the Group's defined benefit pension schemes, estimates of capital expenditures, discussions with Irish, European and other regulators and plans and objectives for future operations. Because such statements are inherently subject to risks and uncertainties, actual results may differ materially from those expressed or implied by such forward looking statements. Such risks and uncertainties include, but are not limited to, risks and uncertainties relating to the performance of the Irish and UK economies, property market conditions in Ireland and the UK, the implementation of the Irish Government's budget proposals and its negotiations with the EU and the IMF, costs of funding, the performance and volatility of international capital markets, the expected level of credit defaults, the impact of credit ratings of the Group's and the Irish national debt, NAMA, the Group's ability to expand certain of its activities, development and implementation of the Group's strategy, including the ability to achieve estimated cost reductions, competition including for customer deposits, the Group's ability to address information technology issues, and the availability and cost of funding sources. Consequently, nothing in this statement should be considered to be a forecast of future profitability or financial position. Any forward looking statements speak only as at the date they are made. The Group does not undertake to release publicly any revision to these forward looking statements to reflect events, circumstances or unanticipated events occurring after the date hereof. The reader should however, consult any additional disclosures that the Group has made or may make in documents filed or submitted or may file or submit to the US Securities and Exchange Commission.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

The Governor and Company
of the Bank of Ireland

Helen Nolan
Group Secretary

Date: 29 November 2010